Exhibit 99.2

July 31, 2018 2018 Second Quarter Results Ended June 30, 2018 1

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 2

Agenda Marco Sala, CEO Strategic Update 1 Alberto Fornaro, CFO Q2’18 Results 2 Q&A 3 3

Strategic Update 4

5 Underlying business growth drives even better profit expansion Adjusted EBITDA: Q2’18 up 4%, H1’18 up 10% Lottery sales continue to exceed expectations in North America and Italy Gaming: Sequential growth in North America installed base; strong Italy gaming machine results Lower global replacement unit shipments; expect meaningful growth in H2’18 Important progress in evolving U.S. sports betting market Raising full-year outlook for underlying business on strong H1’18 results Q2’18: Rounding Out a Strong First Half

2018 Second Quarter Financial Results 6

Q2’18 Financial Highlights

$ M except EPS

Flat at constant currency and scope


Revenue
-1%
1,220
1,202
Q2'17
Q2'18


Adjusted EBITDA
+4%
424
442
Q2'17
Q2'18

+4% at constant currency and scope

+2% at constant currency and scope


Adjusted Operating Income
Stable
264
264
Q2'17
Q2'18


Diluted EPS
Mexico tax accrual ($0.09)
$0.15
$0.28
Q2'17 Adjusted EPS
Q2'18 Adjusted EPS

Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details)
EUR/USD FX daily average: 1.19 in Q2'18; 1.10 in Q2'17
Scope impacts include the disposal of Double Down Interactive LLC (DoubleDown) in June 2017

7

Q2'18 North America Gaming & Interactive Highlights

Revenue



310
-43
4
-17
254
254
ASC606/ jackpot expense -13
Q2'17
DDI
Gaming Service
Product Sales
Excluding FX
FX
Q2'18

Key Performance Indicators

	Q2'18	Q2'17	% Change
Revenue	254	310	-18%
Operating Income	66	76	-14%

Machine Units Shipped	Q2'18	Q2'17
New & Expansion	1,803	1,408
Replacement	2,747	3,885
Total	4,550	5,293

	Q2'17	Q3'17	Q4'17	Q1'18	Q2'18
Casino Installed Base	23,649	22,924	22,807	23,183	23,351

- Gaming Service improved double digits, at constant scope and net of ASC 606 jackpot expense reclass, primarily due to upfront recognition of revenue from large, multi-year poker contract
- Installed base increased ~170 units sequentially due to new casino openings and popularity of new offerings (*WOF® Megatower™*, *Triple Red Hot 7s™*, *The Goonies™*, *The Voice®*)
- New & Expansion unit improvement driven by MGM Springfield, Hard Rock Atlantic City, and Ocean Resort; Replacement sales impacted by large sales in the prior year, most notably in Oregon and Washington
- Operating Income was stable at constant scope

8

Q2’18 North America Lottery Highlights Revenue Key Performance Indicators Same-store revenue growth driven entirely by instant tickets and draw-based games, especially in California and Texas LMA revenue reflects timing of incentive recognition per ASC 606 and lower pass-through revenues Robust lottery point-of-sale terminals and hardware sales in Massachusetts drove Product Sales to its highest level in 3 years Operating income up modestly despite differential timing of LMA incentives and higher depreciation, on same-store revenue growth, product sales mix, and operating expense discipline 9 ASC 606/ LMA incentive -17 Q2'18 Q2'17 % Change Revenue 309 293 5% Operating Income 80 79 1% Same-store revenue growth Q2'18 Q2'17 Instants & Draw Games 5.3% 5.6% Multistate Jackpots -4.8% -18.2% Total SSR Growth 4.2% 2.2% Q2'17 Q3'17 Q4'17 Q1'18 Q2'18 VLT Installed Base 15,267 15,225 15,294 15,101 15,176

Q2’18 International Highlights Revenue Key Performance Indicators Q2’18 revenue down 6%; H1’18 revenue up 2% Lottery same-store revenue growth driven by solid instant ticket and draw-based game performance, despite significantly lower jackpot activity Gaming service revenue down on exit from certain legacy businesses and jackpot expense reclass; Installed base continues to grow Lower gaming machine sales reflect fewer replacement shipments, primarily in Latin America Operating Income down on lower revenue and mix, partly offset by lower operating expenses 10 ASC 606/ jackpot expense -2 Q2’18 Slide Deck v6 Q2'18 Q2'17 % Change Revenue 199 211 -6% Operating Income 36 45 -20% Machine Units Shipped Q2'18 Q2'17 New & Expansion 732 441 Replacement 2,388 3,150 Total 3,120 3,591 Same-store revenue growth Q2'18 Q2'17 Instants & Draw Games 3.0% 2.8% Multistate Jackpots -20.4% 16.8% Total SSR Growth 1.4% 3.6% Q2'17 Q3'17 Q4'17 Q1'18 Q2'18 Installed Base 12,129 14,591 15,543 15,854 16,340

Revenue Key Performance Indicators Strong constant currency revenue growth continues Lottery wagers up on double-digit 10eLotto growth and sustained momentum in Scratch & Win, primarily due to the Miliardario game Machine Gaming up on strong underlying performance despite state-mandated reduction in AWPs World Cup drove an increase in Sports Betting wagers, partially offset by slightly higher payout percentage Operating Income up on strong lottery performance flow-through and disciplined cost control Q2’18 Italy Highlights 11 0 Q2'18 Q2'17 % Change Revenue 441 404 9% Operating Income 131 114 15% €M Q2'18 Q2'17 % Growth Lotto Wagers 1,981 1,842 7.5% 10eLotto 1,422 1,269 12.0% Core 471 484 -2.7% Late Numbers 33 88 -62.4% MillionDAY 54 0 N/M S&W Wagers 2,237 2,183 2.4% Sports Betting Wagers 244 226 8.4% Sports Betting Payout 82.9% 82.3% 0.6 pp Gaming Wagers VLT - Operator (B2C) 1,407 1,370 2.7% AWP 885 960 -7.8% Interactive 459 413 11.1%

Net Debt and Leverage Profile 12 Payments to minorities includes dividends to Lotto joint-venture partners Upfront fees reflect gross payment related to the Scratch & Win license; $233 million net of partner contributions Net of FX, leverage was relatively stable despite the upfront fees and payments to minority partners Net Debt/LTM EBITDA 4.37x 4.28x Payments to minorities 179 Capital contributions (134) 7,319 (878) 262 (13) 366 156 259 82 45 66 7,664 (134) 7,530 12/31/17 @ 1.20 Adjusted EBITDA Interest Exp. - Net Income Taxes Upfront Fees Other Cash from Ops. CapEx Dividends Paid Minorities Other (Net) Before FX FX 6/30/18 @ 1.17

H1’18 Cash Flow Statement Operating Cash Flow includes $366 million Scratch & Win upfront payment CapEx in line with expectations Capital Markets activity: Issued new €500 million Senior Secured Notes due in 2024 ~ €400 million of net proceeds used to fund partial tender of Euro Notes due in 2020 Net outflows of $45 million to minority partners 13 Cash Flow H1'18 Net Cash Flows from Operating Activities 120 CapEx (259) Free Cash Flow (139) Debt Proceeds/(Repayment), Net (166) Dividends paid (82) Other - Net (120) Other Investing/Financing Activities (368) Net Cash Flow (507) Effect of Exchange Rates/Other 23 Net Change in Cash and Restricted Cash (484) Cash and Restricted Cash at End of the Period 821

FY’18 Outlook 14 $26 million EUR/USD FX translation impact mitigates improvements in underlying business outlook Range reflects potential variability in timing of product sales Metric 2018 Outlook 1H’18 Results Updated View Adjusted EBITDA $1,700 - $1,780 million (@ EUR/USD of 1.19 vs. prior expectation of 1.22) $878 million (@ EUR/USD of 1.21) ü Outlook maintained despite lower EUR/USD rate (assumed 2H’18 rate of 1.17) Capital Expenditures $575 - $625 million $259 million ü On Track Scratch & Win Upfront Payments €750 million (€480 million net of partner contributions) €300 million paid in Q2 ü On Track final €450 million to be paid in Q4

Appendix 15

Q2’18 Income Statement (As Reported) 16 Income Statement Q2'18 Q2'17 % Change Service revenue 1,007 1,024 -2% Product sales 195 196 0% Total Revenue 1,202 1,220 -1% Adjusted EBITDA 442 424 4% Operating Income 209 192 9% Interest expense, net (103) (114) Foreign exchange 173 (220) Other (32) (26) Financial Charges, Net 38 (360) Income Before Tax 247 (168) Net Income (Loss) 195 (252) Net Income (Loss) - Owners 161 (290) Diluted EPS 0.79 (1.43)

Q2'18 Reconciliation of Non-GAAP Measures

International Game Technology PLC
Condensed Consolidated Statement of Operations
Reconciliation of Non-GAAP Financial Measures
($ and shares in thousands, except per share data)

	Q2 2018 As Reported	Adjustments: Purchase Accounting	Adjustments: Foreign Exchange	Adjustments: Restructuring Expense	Adjustments: Transaction and Refinancing Expense, net	Q2 2018 As Adjusted
Total revenue	1,202,338	(182)	-	-	-	1,202,156
Cost of services	607,684	(21,061)	-	-	-	586,623
Cost of product sales	122,403	(3,912)	-	-	-	118,491
Selling, general and administrative	196,088	(26,736)	-	-	-	169,352
Research and development	63,957	(219)	-	-	-	63,738
Restructuring expense	3,140	-	-	(3,140)	-	-
Transaction income, net	(11)	-	-	-	11	-
Total operating expenses	993,261	(51,928)	-	(3,140)	11	938,204
Operating income	209,077	51,746	-	3,140	(11)	263,952
Interest expense, net	(102,888)	508	-	-	-	(102,380)
Foreign exchange gain, net	172,546	-	(172,546)	-	-	-
Other expense, net	(31,304)	1	-	-	29,584	(1,719)
Total non-operating income (expenses)	38,354	509	(172,546)	-	29,584	(104,099)
Income before provision for income taxes	247,431	52,255	(172,546)	3,140	29,573	159,853
Provision for income taxes (a)	52,232	12,345	3,683	589	-	68,849
Net income	195,199	39,910	(176,229)	2,551	29,573	91,004
Less: Net income attributable to non-controlling interests	33,703	25	-	-	-	33,728
Net income attributable to IGT PLC	161,496	39,885	(176,229)	2,551	29,573	57,276
Net income per common share - diluted	0.79					0.28
Weighted-average shares - diluted	204,516					204,516

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

17

Q2’18 Reconciliation of Non-GAAP Measures 18 As Reported Q2'18 Q2'17 Net income (loss) 195 (252) Provision for income taxes 52 84 Non-operating (income) expenses (38) 360 Depreciation 104 94 Amortization 68 102 Service revenue amortization 55 53 Stock-based compensation expense 3 2 Restructuring expense 3 11 Transaction income, net 0 (30) Adjusted EBITDA 442 424